Exhibit (a)(1)(i)
BAIN CAPITAL PRIVATE CREDIT
200 Clarendon Street, 37th Floor
Boston, Massachusetts 02116
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer
August 2, 2024
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by Bain Capital Private Credit (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, the sale of Shares that have been issued on or after October 1, 2023 will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on August 2, 2024 and end at 11:59 p.m., Eastern Time, on August 30, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail to the Fund’s Transfer Agent, SS&C Technologies Inc. per below or as instructed in the Letter of Transmittal.
Bain Capital Private Credit
c/o SS&C Technologies Inc.
PO Box 219686
Kansas City, MO 64121-9686
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, August 30, 2024.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Fund’s transfer agent at 833-260-3566.
Sincerely,

Bain Capital Private Credit